

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2011

Mr. Jeffrey Rosenfeld
Chief Executive Officer
Medical Connections Holdings, Inc.
4800 T. Rex Avenue, Suite 310
Boca Raton, FL 33431

> **Re:** **Medical Connections Holdings, Inc.**
> **Form 10-K**
> **Filed March 30, 2010**
> **File No. 333-72376**

Dear Mr. Rosenfeld:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief